UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 5)

COREL CORPORATION
(Name of Subject Company)

COREL HOLDINGS, L.P.
(Names of Filing Person (offeror))

Vector Capital Partners II International, Ltd.
Amish Mehta
Alexander R. Slusky
(Names of Filing Persons (other persons))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
______________________

21869X103
(Cusip Number of Class of Securities)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
Amish Mehta
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor,
San Francisco, CA  94105
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Fax: (650) 752-3618	Craig Wright Emmanuel Z. Pressman Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 Telephone: (416) 362-2111 Fax: (416) 862-6666

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$34,671,748.00	$1,934.68
*    Estimated for purposes of calculating the filing fee only.  Calculated by multiplying (i) the sum of (A) 8,209,482, which is the difference between 25,905,422, the number of common shares, no par value (“Shares”), of Corel Corporation outstanding as of

September 22, 2009, and 17,695,940, the number of Shares beneficially owned by Corel Holdings, L.P., (B) 447,767, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of September 30, 2009 with an exercise price less than $4.00 (“in-the-money” options), and (C) 10,688, which is the number of restricted stock units (“RSUs”) that are vested and exercisable as of September 30, 2009, by (ii) $4.00, which is the per Share tender offer price. The number of outstanding Shares is contained in Corel Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009.  The number of Shares issuable upon the exercise of “in-the-money” options, the weighted average exercise price for such options and the number of RSUs that are vested before September 30, 2009 are provided by Corel Corporation.

**   The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,666.31	Filing Party:	Corel Holdings, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 28, 2009

Amount Previously Paid:	$271.33	Filing Party:	Corel Holdings, L.P.
Form or Registration No.:	SC TO-T/A	Date Filed:	November 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Corel Holdings, L.P. (“Corel Holdings”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
22,240,766 shares, except that Vector Capital Partners II International, Ltd. (“VCP II Int’l”), the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Alexander R. Slusky (“Slusky”), the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
22,240,766 shares, except that VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,240,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 85.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Vector Capital Partners II International, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
22,240,766 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
22,240,766 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,240,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 85.9%
14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
22,240,766 shares, of which 40,201 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
22,240,766 shares, of which 40,201 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,240,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 85.9%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on October 28, 2009 (as amended and/or supplemented, the “Schedule TO”) by Corel Holdings, L.P., a Cayman Islands limited partnership (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding common shares, no par value (the “Shares”), of Corel Corporation, a Canadian corporation (the “Company”), not owned by Purchaser and its affiliates, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated November 16, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Items 1 through 9, 11 and 13.

Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented as follows:

The Offer expired at 12:00 midnight, New York City time, on November 25, 2009.  The Offer was not extended.  Based on information provided by CIBC Mellon Trust Company, the Depositary for the Offer, as of the expiration of the Offer, approximately 4,542,951 Shares were validly tendered (including Shares subject to guaranteed delivery procedures) and not properly withdrawn prior to the expiration of the Offer.  Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn, and payment for such Shares will be made promptly in accordance with the terms of the Offer.  The Shares validly tendered and not properly withdrawn represent approximately 52% of the Shares outstanding excluding the Shares owned by Purchaser and its affiliates.

The number of Shares tendered pursuant to the Offer satisfies the non-waivable Majority of the Minority Condition to the Offer.

On November 26, 2009, Purchaser issued a press release announcing that Purchaser will commence a subsequent offering period for all remaining untendered Shares effective as of 9:00 a.m. New York City time, on November 26, 2009.  The subsequent offering period will expire at 12:00 midnight, New York City time, on Friday, December 4, 2009, unless extended.  Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire.

The same $4.00 per share price, net to the seller in cash, without interest and less applicable withholding taxes, offered in the initial offering period will be paid during the subsequent offering period.  Purchaser will immediately accept for payment all Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer.  Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn.  Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

Following the expiration of the subsequent offering period, the Purchaser intends to take steps as necessary to acquire all Shares not tendered in the Offer at the same price per share as it paid in the Offer, to de-register the Company as a public company and to thereby cause the Company to become a private company owned by Purchaser.

The full text of the press release issued by Purchaser regarding the expiration of the Offer and the announcement of the subsequent offering period is set forth as Exhibit (a)(5)(v) hereto and is incorporated by reference herein.

Item 10.  Financial Statements.

    Not applicable.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented to add the following additional exhibit:

Exhibit No.	Description
(a)(5)(v)	Press Release dated November 26, 2009.

Information Required by Schedule 13D

This Schedule TO Amendment also constitutes Amendment No. 6 to Statement on Schedule 13D of Corel Holdings, L.P., Vector Capital Partners II International, Ltd. and Alexander R. Slusky filed with the Securities and Exchange Commission on April 1, 2008, as amended.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2009

Corel Holdings, L.P. By Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Its General Partner	Alexander R. Slusky Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Alexander R. Slusky Director

Alexander R. Slusky	/s/ Alexander R. Slusky

Amish Mehta	/s/ Amish Mehta

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 28, 2009.*
(a) (1)(ii)	Letter of Transmittal.*
(a) (1)(iii)	Notice of Guaranteed Delivery.*
(a) (1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated November 16, 2009.
(a)(5)(i)	Press Release dated October 28, 2009.*
(a)(5)(ii)	Investor Presentation.*
(a)(5)(iii)	Press release dated November 12, 2009.*
(a)(5)(iv)	Joint press release dated November 17, 2009.*
(a)(5)(v)	Press release dated November 26, 2009.
(f)
Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to this Schedule TO.*

(g)	Not applicable.
(h)	Not applicable.
____________
     *   Previously filed